Exhibit 99.1

In the District Court	Liquidation File 22665-07-13
Tel Aviv-Jaffa

On the matter of:	The Companies Law 5759-1999
The Companies Regulations (Application for a
Compromise or Arrangement) 5762-2002

And on the matter of:	Yoav, Kfir, CPA
Receiver and Special Manager for Alvarion Ltd.
Public Co. 51-172231-6 (In Receivership and
Liquidation) (Hereinafter: “Company”)
Of Givat Yeshayahu 26, D.N. Emek Ha’ela
Tel: (02) 995-5666 Fax: (02) 995-5777

Notice Regarding the Convening of a Creditors Meeting

and a Shareholders Meeting
in Accordance with Article 350 of the Companies Law

In accordance with the decision of the Honorable District Court of Tel Aviv-Jaffa (the Honorable Judge Eitan Orenstein), in Liquidation File 22665-07-13, ,dated July 22 2015, which orders the convening of a shareholders and creditors’ meeting, the undersigned hereby respectfully provides the Company creditors with notice as follows:

1.

On July 21, 2015, the undersigned submitted to the District Court of Tel Aviv-Jaffa an offer by submitted Ms. Gali Liberman and Mr. Victor Tshuva to buy the public shell for NIS 500,000, in accordance with Section 350 of the Companies Law, 5759-1999.

2.	A shareholders meeting to vote on the proposed offer and discuss its approval will be held on Sunday, August 2, 2015 at 3 p.m. at the offices of Victor Tshuva &Co, 3, Hayezira Street (S.A.P. Building – 7th floor), Ramat-Gan.

3.	A meeting of unsecured creditors to vote on the proposed offer and discuss its approval will be held on Sunday, August 2, 2015 at 3 p.m. at the offices of Victor Tshuva &Co, 3, Hayezira Street (S.A.P. Building – 7th floor), Ramat-Gan.

4.	Any creditor who submitted a debt claim to the Special Manager by the effective date July 15, 2014 is entitled to vote at the meeting. The relative weight given to the vote of each creditor shall be calculated based on the ratio of his debt to the total sum of all debt claims submitted to the Special Manager.

5.

A copy of the proposed offer and a voting form may be obtained by email by contacting the Special Manager’s office at yael@var-management.com. Creditors who would like to send in their vote via a voting form are required to send their voting form to the Receiver’s Offices, Fax No. (02) 995-5777, no later than Sunday August 2, 2015, 12 noon precisely.

Yoav Kfir, CPA

Court Appointed Receiver and Special Manager